Exhibit 99.1

EXECUTION VERSION

CANADIAN IMPERIAL BANK OF COMMERCE

DEBT SECURITIES

UNDERWRITING AGREEMENT

October 14, 2011

October 14, 2011

To the Underwriter named in Schedule II hereto

Ladies and Gentlemen:

Canadian Imperial Bank of Commerce, a Canadian bank chartered under the Bank Act (Canada) (the “Bank”), proposes to issue and sell to the underwriter named in Schedule II hereto (the “Underwriter”) US$450,000,000 aggregate principal amount of its re-opened 2.350% Senior Notes due 2015 (the “Securities”), as set forth in Schedule I hereto, to be issued pursuant to the provisions of an indenture, dated as of September 14, 2010 (the “Indenture”), between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”).

1.	Representations, Warranties and Agreements of the Bank. The Bank represents and warrants to, and agrees with, the Underwriter that:

(a)

The Bank meets the requirements under the Securities Act (Ontario) and the rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario, including the rules and procedures established pursuant to National Instrument 44-101 — Short Form Prospectus Distributions and National Instrument 44-102 — Shelf Distributions (the “Shelf Procedures”), for the distribution of the Securities in the Province of Ontario pursuant to a final short form shelf prospectus (collectively, the “Ontario Securities Laws”); a final short form base shelf prospectus in respect of up to US$8,000,000,000 aggregate initial offering amount of debt securities of the Bank (the “Shelf Securities”) has been filed with the Ontario Securities Commission (the “Reviewing Authority”) as the review jurisdiction under National Instrument 44-101 in respect of the offering of the Securities; a receipt has been obtained from the Reviewing Authority in respect of such final short form base shelf prospectus in the form heretofore delivered to the Underwriter (together with all documents filed in connection therewith and all documents incorporated by reference therein); no other document pertaining to such final short form base shelf prospectus or document incorporated by reference therein has been filed with the Reviewing Authority except for any documents heretofore delivered to the Underwriter; no order having the effect of ceasing or suspending the distribution of the Shelf Securities (including the Securities) has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to the knowledge of the Bank, threatened by the Reviewing Authority (the final short form base shelf prospectus, as most recently amended, if applicable, including the documents incorporated by reference therein, filed with the Reviewing Authority on or before the date of this Agreement for which a receipt has been obtained being hereinafter called the “Canadian Base Prospectus”); the final prospectus supplement relating to the offering of the Securities, to be filed with the Reviewing Authority in accordance with the Ontario Securities Laws and in accordance with Section 6(a) hereof, together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”. As used herein, the terms “Canadian Base Prospectus,” and “Canadian Prospectus” shall include the documents, if any, incorporated by reference therein.

(b)

The Bank meets the general eligibility requirements for use of Form F-9 under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Bank has filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-9 (File No. 333- 168062), as amended, providing for the registration of the Shelf Securities under the Securities Act and an appointment of agent for service of process on Form F-X (the “Form F-X”) relating to the registration statement. The Bank has caused the Trustee to prepare and file with the Commission a Form T-1 Statement of Eligibility and Qualification of the Trustee (the “Form T-1”) under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); there are no reports or other information that, in accordance with the requirements of the Reviewing Authority, must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the Reviewing Authority in connection with the Prospectuses (as defined below) that have not been filed as required; there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the Prospectuses or to be filed or incorporated by reference as exhibits to the Registration Statement that are not described, referred to or filed or incorporated by reference as required and, in the case of those documents filed, delivered to the Underwriter. The registration statement as amended as of the Effective Date (as defined below), including the prospectus constituting a part thereof, all exhibits thereto (but excluding the Form T-1) and the documents incorporated by reference therein at the time such registration statement became effective, is hereinafter called the “Registration Statement”; “Effective Date” means any date to which any part of the Registration Statement or any post-effective amendment relating to the Securities became, or is deemed to have become, effective under the Securities Act for purposes of liability under Section 11 of the Securities Act of the Underwriter with respect to the offering, including in accordance with the rules and regulations of the Securities and Exchange Commission (the “Commission”); the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, including the documents incorporated by reference therein, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Base Prospectus”; the term sheet, the form of which is set forth in Schedule IV hereto and including as Schedule A the final prospectus supplement relating to the Securities, dated December 6, 2010, and the other free writing prospectuses, if any, each identified in Schedule I hereto, is hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the

Securities Act, and “Prospectus” means the final prospectus supplement relating to the offering of the Securities that discloses the public offering price and other final terms of the Securities, together with the Base Prospectus, to be filed with the Commission pursuant to General Instruction II.K of Form F-9 in accordance with Section 6(a) hereof. As used herein, the terms “Base Prospectus,” “Pricing Disclosure Package” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the relevant time.

The Terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Canadian Base Prospectus, the Canadian Prospectus, the Base Prospectus, the Pricing Disclosure Package, the Prospectus or any free writing prospectus shall include any document subsequently filed by the Bank pursuant to Ontario Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that is deemed to be incorporated by reference therein. As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the Base Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Prospectus and the Prospectus.

(c)	Each document filed or to be filed with the Reviewing Authority and incorporated by reference in the Canadian Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Reviewing Authority, fully complied or will comply when so filed in all material respects with the requirements of the Canadian securities laws pursuant to which it was filed and all the information and statements contained therein are true and correct in all material respects and contain no misrepresentation (as defined in applicable Canadian securities laws) and no material fact or information has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made; each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Pricing Disclosure Package or the Prospectus, as amended or supplemented, as applicable, complied or will comply when so filed in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the Commission thereunder, and none of such documents, as of its respective date, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)

The Canadian Base Prospectus conforms, and the Canadian Prospectus, as amended or supplemented, if applicable, will conform, in all material respects with the applicable requirements of Ontario Securities Laws; the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date (as defined in Section 4 hereof), will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Canadian Prospectus, as amended or supplemented, if applicable, as of its filing date and as of the Closing Date, will constitute, full, true and plain disclosure of all material facts relating to the Securities and the Bank within the meaning of the Securities Act (Ontario); provided, however, that this representation and warranty shall not apply to any statements or omissions contained in the Canadian Prospectus, as amended or supplemented, if applicable, made in reliance upon and in conformity with information relating to the Underwriter furnished to the Bank in writing by the Underwriter expressly for use therein.

(e)	The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any free writing prospectus or the Prospectus is in effect, and no proceedings for such purpose or pursuant to Section 8A of the Securities Act against the Bank or related to the offering are pending before, or to the knowledge of the Bank, threatened by the Commission.

(f)

(i) Each part of the Registration Statement, when such part became effective, did not contain, and each such part, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement, as of the Effective Date, the Pricing Disclosure Package as of the Time of Sale (which shall be defined to be 2:30 p.m. on the date hereof), conformed, and the Prospectus, as of the date of the final prospectus supplement specifically relating to the Securities, and as amended or supplemented on or prior to the Closing Date (as defined in Section 4), if applicable, will conform, in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iii) the Pricing Disclosure Package, as of the Time of Sale, did not, and at the Closing Date, the Pricing Disclosure Package, as then amended or supplemented by the Bank, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iv) each “issuer free writing prospectus” and “road show”, each as defined in Rule 433(h) of the Securities Act, if any, when considered together with the Pricing Disclosure Package, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (v) the Prospectus, as amended or supplemented, if applicable, as of the date of the final prospectus specifically relating to the Securities and as of the Closing Date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to (A) any statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished to the Bank in writing by the Underwriter expressly for use in the Registration Statement, the Pricing Disclosure Package or the Prospectus, as amended or supplemented, if applicable, or (B) that part of the Registration Statement that constitutes the Form T-1. The Prospectus, as amended or supplemented, if applicable, will conform as of its date and as of the Closing Date to the Canadian Prospectus, as amended or supplemented, if applicable, in each case except for such deletions therefrom and additions thereto as are permitted or required by Form F-9 and the applicable rules and regulations of the Commission. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.

(g)	The Bank is not an “ineligible issuer” (as defined in Rule 405 of the rules and regulations of the Commission) in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Bank is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Bank complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the Pricing Disclosure Package, and electronic road shows, if any, each furnished to the Underwriter before first use, the Bank has not used or referred to, and will not, without the prior consent of the Underwriter (such consent not to be unreasonably withheld), use or refer to, any free writing prospectus.

(h)	The Bank is a bank incorporated under and governed by the Bank Act (Canada) (the “Bank Act”) and has been duly organized and is validly existing and in good standing as a bank listed on Schedule I to the Bank Act, is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to have, a material adverse effect on the condition, financial or otherwise, or the results of operations or business of the Bank and its subsidiaries, taken as a whole (a “Material Adverse Effect”) and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Pricing Disclosure Package, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement, the Indenture or to issue, sell and deliver the Securities.

(i)	The Bank (i) is a “reporting issuer” in the Province of Ontario and is not on the list of defaulting issuers maintained by the Ontario Securities Commission and (ii) is subject to the reporting obligations of the Exchange Act.

(j)	Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the “Significant Subsidiaries”) of the Bank has been duly incorporated and is validly existing and in good standing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Schedule III to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the Pricing Disclosure Package, except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

(k)	Each of the Bank and its Significant Subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) from the relevant regulatory or governmental authority in all such jurisdictions in which the Bank or its Significant Subsidiaries conduct business, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such license, permit, approval, consent, certificate, registration or authorization would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and all such licenses, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.

(l)	Neither the Bank nor any of its Significant Subsidiaries (i) is in violation or breach of its certificate of incorporation, by-laws, partnership agreement or other constitutive documents or (ii) is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any loan agreement, indenture, mortgage, deed of trust or other agreement or instrument to which it is a party or by which it is bound, except in the case of clause (ii), to the extent any such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(m)	The execution and delivery by the Bank of this Agreement and the performance by the Bank of its obligations under this Agreement, the Indenture and the Securities will not result in a breach of or default under, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and will not conflict with:

(i)	any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank or the terms, conditions or provisions of the certificate of incorporation, by-laws, partnership agreements or other constitutive documents of its Significant Subsidiaries;

(ii)	any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Bank or any Significant Subsidiary or any agreement, indenture, mortgage, deed of trust, lease, document or instrument to which the Bank or any Significant Subsidiary is a party or by which it is contractually bound at the Time of Delivery (as defined herein), except for breaches or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(iii)	any statute, regulation or rule applicable to the Bank or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any Significant Subsidiary, except for breaches or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(n)	The Bank has not filed any confidential material change report with any of the applicable Canadian securities commissions or similar regulatory authorities, the Toronto Stock Exchange or any other self-regulatory authority which remains confidential.

(o)	All of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Bank, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever.

(p)	This Agreement has been duly authorized, executed and delivered by the Bank.

(q)	On or before the Time of Delivery, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize, issue and sell the Securities as contemplated by this Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement.

(r)	No consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Bank or any of its subsidiaries or any of their properties (“Governmental Authorization”) is required in connection with the issuance and sale of the Securities or the consummation by the Bank of the transactions contemplated by this Agreement or the Indenture, except such as have been, or will have been prior to the Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the purchase and distribution of the Securities by the Underwriter.

(s)	The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized by the Bank and constitutes a legal, valid and binding obligation of the Bank, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to or affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(t)	The Securities have been duly authorized by the Bank and, when executed by the Bank and authenticated by the Trustee in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriter in accordance with the terms of this Agreement, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to or affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the Securities will be entitled to the benefits of the Indenture and the Securities conform, or will conform, to the description thereof in the Pricing Disclosure Package.

(u)

The consolidated financial statements of the Bank included or incorporated by reference in the Pricing Disclosure Package, the Prospectuses and the Registration Statement, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Bank and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Bank and its subsidiaries for the periods specified; and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with Canadian generally accepted accounting principles, including the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada), consistently applied throughout the periods involved, except as disclosed therein.

(v)	There is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Bank, threatened against or affecting the Bank or any of its subsidiaries (i) other than proceedings described in all material respects in the Pricing Disclosure Package and proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) that is required to be described in the Registration Statement or the Prospectuses and is not so described.

(w)	Except as disclosed in the Pricing Disclosure Package, there are no contracts, agreements or understandings between the Bank and any person that would give rise to a valid claim against the Bank or the Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder.

(x)	Except as set forth in the Pricing Disclosure Package, neither the Bank nor any of the Bank’s subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which reasonably would be expected to have a Material Adverse Effect.

(y)	The Bank is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described under “Use of Proceeds” in the Pricing Disclosure Package and the Prospectuses, will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(z)	Ernst & Young LLP, which have certified certain financial statements of the Bank and its subsidiaries, and which have audited the Bank’s internal control over financial reporting and management’s assessment thereof, is an independent registered public accounting firm as required by the Securities Act and the rules and regulations of the Commission and the rules and regulations of the Public Company Accounting Oversight Board.

(aa)	Neither the Bank nor any of its Significant Subsidiaries has taken, directly or indirectly, any action designed to cause or result in, or which might cause or result in, the stabilization or manipulation of the price of the Securities to facilitate the sale or resale of the Securities.

(bb)	The Bank maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has been designed by the Bank’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada. The management of the Bank concluded that such internal control over financial reporting was effective as of October 31, 2010. Except as disclosed in the Pricing Disclosure Package, since October 31, 2010, there has been no change in the Bank’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

(cc)	The Bank maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that have been designed to ensure that material information relating to the Bank and its subsidiaries is made known to the Bank’s principal executive officer and principal financial officer by others within those entities. Based on the evaluation of these disclosure controls and procedures, the Bank’s Chief Executive Officer and Chief Financial Officer concluded that the Bank’s disclosure controls and procedures were effective as of July 31, 2011.

(dd)	Neither the Bank nor any of its subsidiaries nor, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or of any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”); and the Bank and its subsidiaries have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

(ee)

The operations of the Bank and its subsidiaries are conducted and, to the knowledge of the Bank, have been conducted in all material respects in compliance with the applicable anti-money laundering statutes of all jurisdictions to which the Bank or its subsidiaries are subject and the rules and regulations thereunder, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”)

(collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened.

(ff)	None of the Bank, any of its subsidiaries or, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or any of its subsidiaries is an individual or entity (“Person”) that is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-administered sanctions”), nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and the Bank will not directly or indirectly use the proceeds of the offering of Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund activities of or business with any Person, or in any country or territory, that at the time of such funding or facilitation, is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any Person (including any Person involved in or facilitating the offering of the Securities, whether as underwriter, advisor, or otherwise) to violate any OFAC-administered sanctions.

2.	Agreements to Sell and Purchase. The Bank hereby agrees to sell to the Underwriter, and the Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees to purchase from the Bank the principal amount of Securities set forth in Schedule II hereto opposite its name at the purchase price set forth in Schedule I hereto.

3.	Public Offering. The Bank is advised by the Underwriter that the Securities are to be offered to the public upon the terms set forth in the Pricing Disclosure Package and the Prospectuses.

4.	Payment and Delivery. Payment for the Securities shall be made to or upon the order of the Bank by wire transfer payable in funds immediately available to an account specified by the Bank on the Closing Date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be reasonably designated by the Underwriter in writing. The time and date of such payment are herein referred to as the “Time of Delivery” and such date, the “Closing Date.”

At the Time of Delivery, the Bank shall pay the Underwriter a fee (the “Underwriter’s Fee”) equal to 0.30% of the aggregate principal amount of the Underwriter’s Securities. The parties agree that the Underwriter shall set off the Underwriter’s Fee against a portion of the purchase price payable to the Bank in an amount equal to the Underwriter’s Fee and payment by the Underwriter to the Bank in accordance with the above paragraph of the purchase price net of the Underwriter’s Fees shall be full satisfaction of the Underwriter’s obligation to pay the purchase price for the Securities and of the Bank’s obligation to pay the Underwriter’s Fee. Delivery of the Securities shall be made to the Underwriter against payment by the Underwriter of the purchase price thereof. Delivery of the Securities shall be made through the facilities of The Depository Trust Company unless the Underwriter shall otherwise instruct and agree to with the Bank.

5.	Conditions to the Underwriter’s Obligations. The obligations of the Underwriter are subject, in the discretion of the Underwriter, to the condition that all representations and warranties and other statements of the Bank in this Agreement as at the date hereof and at, and as of, the Time of Delivery, are true and correct, the condition that the Bank shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)	(i) The Canadian Prospectus shall have been filed with the Reviewing Authority under the Shelf Procedures; (ii) the Prospectus shall have been filed with the Commission pursuant to General Instruction II.K. of Form F-9 under the Securities Act, in each case within the applicable time period prescribed for such filing thereunder and in accordance with Section 6(a) hereof; (iii) no order having the effect of ceasing or suspending the distribution of the Securities or stop order suspending the effectiveness of the Registration Statement or any part thereof or having the effect of preventing or suspending the use of any prospectus relating to the Securities shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of the Bank, threatened by the Reviewing Authority or the Commission; and (iv) all requests for additional information on the part of the Reviewing Authority or the Commission shall have been complied with to the Underwriter’s reasonable satisfaction.

(b)	Subsequent to the execution and delivery of this Agreement and prior to the Time of Delivery:

(i)	there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Bank or any of its Significant Subsidiaries by any “nationally recognized statistical rating organization,” as such term is used in relation to Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act; and

(ii)

there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Pricing Disclosure Package that, in the judgment of the Underwriter, is material and adverse and that makes it, in the judgment of the Underwriter, impracticable to market the Securities on the terms and in the manner contemplated in the Pricing Disclosure Package.

(c)	The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Bank, in his or her capacity as such officer only, to the effect set forth in Section 5(a)(iii) and Section 5(b)(i) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Closing Date and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

(d)	The Underwriter shall have received on the Closing Date a certificate, dated the Closing Date and signed by an officer of the Bank, in his or her capacity as such officer only, to the effect that, other than as set forth in the Canadian Prospectus, to his or her knowledge, there is no action, proceeding or investigation pending or threatened by or against the Bank or any of its Significant Subsidiaries, at law or in equity, before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the issuance of the Securities or of any action taken or to be taken by the Bank pursuant to this Agreement or in connection with the issuance of the Securities.

The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

(e)	The Underwriter shall have received on the Closing Date an opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Bank, dated the Closing Date, in substantially the form attached hereto as Exhibit A-1. Blake, Cassels & Graydon LLP may limit their opinion to matters arising under the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)	The Underwriter shall have received on the Closing Date an opinion of Mayer Brown LLP, United States counsel for the Bank, dated the Closing Date, in substantially the form attached hereto as Exhibit A-2. Mayer Brown LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

(g)	The Underwriter shall have received on the Closing Date an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriter,

dated the Closing Date, in form and substance reasonably satisfactory to the Underwriter. Skadden, Arps, Slate, Meagher & Flom LLP may limit their opinion to matters arising under the laws of the State of New York and the federal laws of the United States of America.

The opinions of counsel for the Bank described in subsections (e) and (f) above shall be rendered to the Underwriter at the request of the Bank and shall so state therein.

(h)	The Underwriter shall have received, on the date of filing the Prospectuses and on the Closing Date, a letter dated the date of filing the Prospectuses or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriter, from Ernst & Young LLP, chartered accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Pricing Disclosure Package and the Prospectuses, as amended or supplemented, if applicable.

(i)	Prior to or on the Closing Date, the Underwriter shall have been furnished by the Bank such additional documents and certificates as the Underwriter or counsel for the Underwriter may reasonably request.

All opinions, certificates, letters and documents referred to in this Section 6 will be in compliance with the provisions of this Agreement only if they are satisfactory in form and substance to the Underwriter and to counsel for the Underwriter. The Bank will furnish to the Underwriter conformed copies of such opinions, certificates, letters and other documents in such number as the Underwriter will reasonably request.

6.	Covenants of the Bank. The Bank covenants with the Underwriter as follows:

(a)

To prepare the Canadian Prospectus and the Prospectus in a form reasonably approved by the Underwriter and (i) to file the Canadian Prospectus with the Reviewing Authority in accordance with the Shelf Procedures not later than the Reviewing Authority’s close of business on the second business day following the execution and delivery of this Agreement and (ii) to file the Prospectus with the Commission pursuant to General Instruction II.K. of Form F-9 under the Securities Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement; before amending or supplementing the Registration Statement, the Pricing Disclosure Package or the Prospectuses prior to the Time of Delivery, to furnish to the Underwriter a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Underwriter shall have reasonably objected in a timely manner by written notice to the Bank; to file promptly all reports required to be filed by the Bank with the Reviewing Authority pursuant to Ontario Securities Laws and the Commission pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period to advise the Underwriter, promptly after it receives notice thereof, (A) of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any supplement to the Canadian Prospectus has been filed, when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Pricing Disclosure Package or the Prospectus has been filed, in each case, as applicable, with the Reviewing Authority or the Commission, (B) of the issuance by the Reviewing Authority or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities or the effectiveness of the Registration Statement, (C) of the suspension of the qualification of the Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for any such purpose, or (D) of any request by the Reviewing Authority or the Commission for the amending or supplementing of the Registration Statement, the Base Prospectuses, the Pricing Disclosure Package or the Prospectuses or for additional information relating to the Securities; and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order.

(b)	To endeavor to qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriter shall reasonably request; provided that in no event shall the Bank be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject.

(c)	To furnish to the Underwriter, without charge, so long as delivery of a prospectus by the Underwriter or dealer may be required by the Securities Act, as many copies of the Pricing Disclosure Package, the Prospectuses, any documents incorporated therein by reference and any supplements and amendments thereto as the Underwriter may reasonably request.

(d)

To furnish to the Underwriter a copy of each proposed free writing prospectus to be used by, or referred to by the Bank and not to use or refer to any proposed free writing prospectus to which the Underwriter reasonably objects. Each free writing prospectus conformed or will conform in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission on the date of first use, and the Bank will comply with any filing requirements applicable to such free writing prospectus pursuant to Rule 433 of the rules and regulations of the Commission and each free writing prospectus will not, as of its issue date and through the time the Securities are delivered, include any information that conflicts with the information contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(e)	Other than the filing with the Commission of the Pricing Disclosure Package, not to knowingly take any action that would result in an Underwriter or the Bank being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(f)	If the Pricing Disclosure Package is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Pricing Disclosure Package in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Pricing Disclosure Package conflicts with the information contained in the Registration Statement then on file, or if it is necessary to amend or supplement the Pricing Disclosure Package or to file under Ontario Securities Laws or the Exchange Act any document incorporated by reference in the Pricing Disclosure Package in order to comply with Ontario Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Underwriter and, upon the request of the Underwriter, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriter and to any dealer upon request, either amendments or supplements to the Pricing Disclosure Package so that the statements in the Pricing Disclosure Package as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Pricing Disclosure Package, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Pricing Disclosure Package, as amended or supplemented, will comply with applicable law.

(g)

If, during such period after the filing of the Prospectuses with the Reviewing Authority and the Commission, as applicable, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by the Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses in order to make the statements therein, in the light of the circumstances when such Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement such Prospectuses or to file under Ontario Securities Laws or the Exchange Act any document incorporated by reference in such Prospectuses in order to comply with Ontario Securities Laws, the Securities Act, the Exchange Act or the Trust Indenture Act, forthwith to notify the Underwriter, and, upon the request of the Underwriter, prepare, file with the Reviewing Authority or the Commission, as applicable, and furnish, at its own expense, to the Underwriter and to the dealers (whose names and addresses the Underwriter will furnish to the Bank) to which Securities may have been sold by the Underwriter and to any other dealers upon request, either amendments or supplements to such Prospectus so that the statements in such Prospectuses as so amended or supplemented will not, in the light of the circumstances when such Prospectuses (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) are delivered to a purchaser, be misleading or so that such Prospectus, as amended or supplemented, will comply with applicable law.

(h)	To make generally available to the Bank’s security holders and to the Underwriter as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Bank and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder; provided that the Bank may make such earnings statements generally available by filing quarterly and annual reports with the Commission as may be required by the Exchange Act.

(i)

Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including: (i) the fees, disbursements and expenses of the Bank’s counsel and the Bank’s accountants in connection with the preparation and filing of the Canadian Base Prospectus, the Canadian Prospectus and any amendment or supplement thereof with the Reviewing Authority, the registration and delivery of the Securities under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the Base Prospectuses, the Pricing Disclosure Package, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Bank and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission relating to the Securities, all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriter and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriter, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section

6(b) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for the Underwriter in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable and documented fees and disbursements of counsel to the Underwriter incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc., (v) any fees charged by the rating agencies for the rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities, (vii) the fees and expenses of any Trustee and any agent of any Trustee and the reasonable fees and disbursements of counsel for any Trustee in connection with any Indenture and the Securities, (viii) the costs and expenses of the Bank relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Bank, and travel and lodging expenses of the representatives and officers of the Bank and any such consultants (ix) the document production charges and expenses associated with printing this Agreement, (x) the services of Ernst & Young LLP, (xi) the services of Mayer Brown LLP and Blake, Cassels & Graydon LLP and (xii) all other costs and expenses incident to the performance of the obligations of the Bank hereunder for which provision is not otherwise made in this Section. It is understood, however, that, except as provided in this Section, Section 8 entitled “Indemnity and Contribution,” and the last paragraph of Section 10 below, the Underwriter will pay all of its own costs and expenses including, transfer taxes payable on resale of any of the Securities by them, any advertising expenses connected with any offers they may make and the fees and disbursements of their counsel.

(j)	During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of in the United States any debt securities of the Bank or warrants to purchase or otherwise acquire debt securities of the Bank substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper or Yankee certificates of deposit with a maturity of no more than 12 months issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Underwriter).

(k)	[Reserved.]

(l)	The Bank will not take, directly or indirectly, any action designed to cause or result in, or that might cause or result in, stabilization or manipulation of the price of the Securities to facilitate the sale or resale of the Securities.

7.	Covenants of the Underwriter. (a) The Underwriter represents and warrants to, and agrees with, the Bank that it has not made, and will not make, any offer relating to the Securities that would constitute a free writing prospectus without the prior consent of the Bank (such consent not to be unreasonably withheld).

(b)	The Underwriter (i) represents that it has not offered or sold, directly or indirectly, and agrees that it will not, directly or indirectly, offer, sell or deliver, any of the Securities in or from Canada or to any resident of Canada without the consent of the Bank and (ii) agrees that it will include a comparable provision to clause (i) above of this Section 7(b) in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Securities that may be entered into by the Underwriter.

8.	Indemnity and Contribution. (a) The Bank agrees to indemnify and hold harmless the Underwriter, each person, if any, who controls the Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, each affiliate of the Underwriter within the meaning of Rule 405 under the Securities Act and any agent of the Underwriter from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the Base Prospectuses, the Pricing Disclosure Package, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule V hereto, any Bank information that the Bank has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or the Prospectuses or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Underwriter furnished to the Bank in writing by the Underwriter through the Underwriter expressly for use therein.

(b)	The Underwriter agrees to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to the Underwriter, but only with reference to information relating to the Underwriter furnished to the Bank in writing by the Underwriter expressly for use in the Registration Statement or any amendment thereof, the Base Prospectuses, the Pricing Disclosure Package, the Prospectuses, any issuer free writing prospectus or road show, each as defined in Rule 433(h) under the Securities Act, and, in the case of a road show, as identified on Schedule V hereto, or any amendment or supplement thereto.

(c)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure to so notify the indemnifying party will not relieve it from any liability which it may have under this Section 8 except to the extent it has been prejudiced in any material respect by such failure or from any liability which it may have to an indemnified party otherwise under this Section 8. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, including that the Underwriter has been advised by counsel that there may be one or more legal defenses available to the Underwriter which are different from or additional to those available to the Bank and in the judgment of such counsel it is advisable for the Underwriter to employ separate counsel or (iii) the Bank has failed to assume the defense of such action and employ counsel satisfactory to the Underwriter, in which event the fees and expenses of such separate counsel will be paid by the Bank. It is understood that the indemnifying party shall not, except as noted in the preceding sentence, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Underwriter, in the case of parties indemnified pursuant to Section 8(a), and by the Bank, in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent (which consent will not be unreasonably withheld), but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)	To the extent the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and the Underwriter on the other hand from the offering of the Securities or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Bank on the one hand and of the Underwriter on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and the Underwriter on the other hand in connection with the offering of the Securities shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Securities (before deducting expenses) received by the Bank and the total underwriting discounts and commissions received by the Underwriter bear to the aggregate initial public offering price of the Securities as set forth in the Prospectus. The relative fault of the Bank on the one hand and the Underwriter on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)

The Bank and the Underwriter agree that it would not be just or equitable if contribution pursuant to Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim which is subject to Section 8(d). Notwithstanding the provisions of Section 8(d), the

Underwriter shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)	The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Bank contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Underwriter, any person controlling the Underwriter or any affiliate of the Underwriter or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and (iii) acceptance of and payment for any of the Securities.

9.	Termination. (a) The Underwriter may terminate this Agreement by notice given by the Underwriter to the Bank, if after the execution and delivery of this Agreement and prior to the Time of Delivery (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of the Bank shall have been suspended or materially limited on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian federal or Ontario provincial authorities, (v) there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or there shall have been a declaration of a national emergency or war by the United States or Canada, or (vi) any material adverse change in financial markets in the United States or Canada should be such as to make it, in the judgment of the Underwriter, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Pricing Disclosure Package or the Prospectuses. Any termination of this Agreement pursuant to this Section 9 will be without liability on the part of the Bank or the Underwriter, except as otherwise provided in Sections 6(j) and 8 hereof.

(b)

If the sale of the Securities provided for herein is not consummated by reason of acts of the Bank or changes in circumstances of the Bank pursuant to this Section 9 which prevent this Agreement from becoming effective, or by reason of any failure, refusal or inability on the part of the Bank to perform any agreement on its part to be performed or because any other condition of the Underwriter’s obligations hereunder is not fulfilled or if the Underwriter declines to purchase the

Securities for any reason permitted under this Agreement, the Bank will reimburse the Underwriter for all reasonable out-of-pocket disbursements (including fees and expenses of counsel to the Underwriter) incurred by the Underwriter in connection with any investigation or preparation made by them in respect of the marketing of the Securities or in contemplation of the performance by them of their obligations hereunder.

10.	Effectiveness; Defaulting Underwriter. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date, the Underwriter shall fail or refuse to purchase Securities that it has agreed to purchase hereunder on such date, and arrangements satisfactory to the Underwriter and the Bank for the purchase of such Securities are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of the Bank. In any such case either the Underwriter or the Bank shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, the Pricing Disclosure Package or the Prospectuses, as amended or supplemented, if applicable, or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve the Underwriter from liability in respect of any default of the Underwriter under this Agreement.

11.	Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Securities, represents the entire agreement between the Bank and the Underwriter with respect to the preparation of any Pricing Disclosure Package, the Prospectuses, the conduct of the offering, and the purchase and sale of the Securities.

(b)	The Bank acknowledges that in connection with the offering of the Securities, notwithstanding any preexisting relationship, advisory or otherwise, between the parties or any oral representations or assurances previously or subsequently made by the Underwriter: (i) no fiduciary or agency relationship between the Bank and any other person, on the one hand, and the Underwriter, on the other hand, exists (except to the extent disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectuses); (ii) the Underwriter is not acting as advisor, expert or otherwise, to the Bank, including, without limitation, with respect to the determination of the public offering price of the Securities, and such relationship between the Bank, on the one hand, and the Underwriter, on the other hand, is entirely and solely a commercial relationship, based on arms-length negotiations; (iii) the Underwriter owes the Bank only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iv) the Underwriter may have interests that differ from those of the Bank. The Bank waives to the full extent permitted by applicable law any claims it may have against the Underwriter arising from an alleged breach of fiduciary duty in connection with the offering of the Securities.

12.	USA PATRIOT Act. In accordance with the requirements of the USA PATRIOT Act, the Underwriter is required to obtain, verify and record information that identifies its respective clients, including the Bank, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriter to properly identify their respective clients.

13.	Information Furnished by Underwriter. The Underwriter confirms that the information appearing in the list of names of the Underwriters under the caption “Underwriting” in the Pricing Disclosure Package and in the Prospectuses and the statements in the eighth and ninth paragraphs under the caption “Underwriting” in the Pricing Disclosure Package and in the Prospectuses, constitute the only written information furnished to the Bank by the Underwriter on behalf of the Underwriter.

14.	Research Analyst Independence. The Bank acknowledges that the Underwriter’s research analysts and research department are required to be independent from its respective investment banking divisions and are subject to certain regulations and internal policies, and that the Underwriter’s research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Bank and/or the offering of the Securities that differ from the views of their respective investment banking divisions. The Bank hereby waives and releases, to the fullest extent permitted by law, any claims that the Bank may have against the Underwriter with respect to any conflict of interest that may arise from the fact that the views expressed by its independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Bank by the Underwriter’s investment banking division. The Bank acknowledges that the Underwriter is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

15.	Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

16.	Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

17.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

18.	Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriter shall be delivered, mailed or sent to the Underwriter at the address set forth in Schedule I hereto; and if to the Bank shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

19.	Submission to Jurisdiction; Appointment of Agent for Service. (a) The Bank irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement, or the transactions contemplated hereby or thereby. The Bank irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Bank has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Bank irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)	The Bank hereby irrevocably appoints Michael G. Capatides of Canadian Imperial Bank of Commerce, with offices at 425 Lexington Avenue, 3rd Floor, New York, NY 10017 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Bank waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Bank represents and warrants that such agent has agreed to act as the Bank’s agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

20.

Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriter could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Bank with respect to any sum due from it to the Underwriter or any person controlling the Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Underwriter or controlling person of any sum in such other currency, and only to the extent that the Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to the Underwriter or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify the Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriter or controlling person hereunder, the Underwriter or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to the Underwriter or controlling person hereunder.

Very truly yours,

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ David G. Dickinson
Name: David G. Dickinson
Title: Vice President

Accepted as of the date hereof BARCLAYS CAPITAL INC.

By:	Barclays Capital Inc.

By:	/s/ Monica Hanson
Name: Monica Hanson
Title: Managing Director

SCHEDULE I

Underwriter:	Barclays Capital Inc.

Indenture:	Indenture, dated as of September 14, 2010, between the Bank and the Trustee.

Trustee:	The Bank of New York Mellon

Registration Statement File No.:	333-168062

Pricing Disclosure Package:	Prospectus dated July 14, 2010, relating to the Shelf Securities.

The free writing prospectus attached hereto as Schedule IV, filed by the Bank on October 14, 2011, under Rule 433(d) of the Securities Act.

Securities to be Purchased:	US$450,000,000 2.350% Senior Notes due 2015 (the “Securities”)

Aggregate Principal Amount:	US$450,000,000

Purchase Price:	100.222% of the principal amount of the Securities plus accrued interest from June 11, 2011 (US$3,818,750, assuming a closing of October 21, 2011)

Maturity:	December 11, 2015

Interest Rate:	2.350% per annum, accruing from October 21, 2011

Interest Payment Dates:	June 11 and December 11 commencing on and from December 11, 2011

Day Count Convention:	30/360

“Business Day” definition:	Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York, New York or Toronto, Ontario

Closing Date and Time:	October 21, 2011 9:00 a.m.

Schedule I-1

Closing Location:	Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750 Toronto, Ontario M5K 1J5

Address for Notices to Underwriter:

Barclays Capital Inc. 745 Seventh Avenue New York, New York 10019 Facsimile: (646) 834-8133 Attention: Syndicated Registration

with a copy to

Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street Suite 1750, P.O. Box 258 Toronto, Ontario M5K 1J5 Facsimile: (416) 777-4747 Attention: Christopher W. Morgan

Address for Notices to the Bank:	Canadian Imperial Bank of Commerce Commerce Court Toronto, Ontario M5L 1A2 Facsimile: (416) 980-7012 Attention: The Corporate Secretary

with a copy to

Blake, Cassels & Graydon LLP 199 Bay Street Suite 2800, Commerce Court Toronto, Ontario M5L 1A9 Facsimile: (416) 863-2653 Attention: Ernest D. McNee

and

Mayer Brown LLP 71 S. Wacker Dr. Chicago, Illinois 60606 Facsimile: (312) 706-8106 Attention: Edward S. Best

Schedule I-2

SCHEDULE II

Underwriter	Principal Amount of Senior Notes

Barclays Capital Inc.	US$450,000,000

Total	US$450,000,000

Schedule II-1

SCHEDULE III

SIGNIFICANT SUBSIDIARIES

Name of Significant Subsidiary	Jurisdiction of Incorporation of Significant Subsidiary	Percentage of Direct or Indirect Ownership of each Significant Subsidiary by the Bank
CIBC Holdings (Cayman) Limited	Cayman Islands	100%
CIBC World Markets Inc.	Ontario, Canada	100%

Schedule III-1

SCHEDULE IV

Issuer Free Writing Prospectus

OCTOBER 14, 2011

CANADIAN IMPERIAL BANK OF COMMERCE

RE-OPENING OF 2.350% SENIOR NOTES DUE 2015

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Title of Securities:	2.350% Senior Notes due 2015 (the “Securities”)

Format:	SEC Registered

Aggregate Principal Amount Offered:	Re-opening = US$450,000,000 [total issue size = US$1,450,000,000]

Maturity Date:	December 11, 2015

Price to Public:	100.222% plus accrued interest from June 11, 2011 (US$3,818,750, assuming a closing of October 21, 2011)

Coupon (Interest Rate):	2.350%

Re-offer Yield:	2.293%

Spread to Benchmark Treasury:	T + 120 basis points

Benchmark Treasury:	1.00% due 09/30/16

Benchmark Treasury Yield:	1.093% (1.00% due 09/30/16)

Interest Payment Dates:	June 11 and December 11 of each year

Pricing Date:	October 14, 2011

Settlement Date:	October 21, 2011 (We expect that delivery of the Securities will be made against payment therefor on or about October 21, 2011, which is five business days following the date of pricing of the Securities (this settlement cycle being referred to as T+5). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Securities on the date of pricing or the next succeeding business day will

Schedule IV-1

be required, by virtue of the fact that the Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade their Securities on the date of pricing or the next succeeding business day should consult their own advisor.)

Underwriting Discount:	0.30%

Proceeds to the Bank, before expenses:	US$449,649,000 (excluding accrued)

Use of Proceeds:	The net proceeds from this offering will be added to the Bank’s funds and will be used for general corporate purposes.

Other:	The terms of the Securities are set forth in the Bank’s base shelf prospectus, dated July 14, 2010, as amended pursuant to the prospectus supplement, dated December 6, 2010 (together with the base shelf prospectus, the “accompanying Prospectus”), and as further amended pursuant to this term sheet. A copy of the accompanying Prospectus is attached hereto as Schedule A. This term sheet updates the information in the accompanying Prospectus. If information in this term sheet is inconsistent with information in the accompanying Prospectus, this term sheet will apply and will supersede that information in the accompanying Prospectus.

The section in the accompanying Prospectus entitled “Material U.S. Federal Income Tax Considerations” is updated by stating that the backup withholding rate is currently 28% and by deleting the following sentence: “The tax rate for long-term capital gains of non-corporate taxpayers is scheduled to increase for taxable years beginning on or after January 1, 2011.”

CUSIP:	136069DS7

ISIN:	US136069DS70

Underwriter:	Barclays Capital Inc. is acting as sole underwriter in connection with the offering of the Securities.

The Bank has filed a Registration Statement (File No. 333-168062) (including a base shelf prospectus dated July 14, 2010) with the SEC for the offering to which this communication relates. Before you invest, you should read the Registration Statement and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or Barclays Capital Inc. will arrange to send you the Registration Statement and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. toll-free at (888) 603-5847.

Schedule IV-2

Schedule A

Prospectus Supplement, dated December 6, 2010

Schedule IV-3

SCHEDULE V

None.

Schedule V-1

EXHIBIT A-1

FORM OF OPINION OF BLAKE, CASSELS & GRAYDON LLP

(To be delivered pursuant to Section 5(e)

of the Underwriting Agreement)

1. The Bank is a bank incorporated under and governed by the Bank Act (Canada) (“Bank Act”), with all power and authority necessary to conduct the business as described in the Canadian Prospectus.

2. CIBC World Markets Inc. is a subsisting corporation under the laws of the Province of Ontario.

3. The Bank has the corporate power to execute, deliver and perform its obligations under this Agreement and the Indenture and to sell the Securities to be delivered at the Time of Delivery.

4. The Bank is a “reporting issuer” under the Securities Act (Ontario) and is not included on the list of defaulting reporting issuers maintained by the Ontario Securities Commission.

5. All necessary corporate action has been taken by the Bank to authorize the execution and delivery of this Agreement and the performance of its obligations thereunder and this Agreement has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank.

6. All necessary corporate action has been taken by the Bank to authorize the creation, issuance, sale and delivery of the Securities to be delivered at the Time of Closing, and the Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Bank.

7. All necessary corporate action has been taken by the Bank to authorize the execution and delivery of the Indenture and the performance of its obligations thereunder and the Indenture has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank. The Indenture will, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitute a legal, valid and binding obligation of the Bank enforceable in accordance with its terms.

8. The execution and delivery of this Agreement and the Indenture by the bank, the fulfillment of the terms of this Agreement and the Indenture by the Bank, and the

EXHIBIT A-1-1

issuance, sale and delivery of the Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under: (a) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank or (b) any law, statute, regulation or rule applicable to the Bank or its property or assets;.

9. The Indenture and the issuance of the Securities thereunder comply, to the extent applicable, with the provisions of the Bank Act. No registration, filing or recording of the Indenture under the laws of the Province of Ontario or the federal laws of Canada applicable therein is necessary or required for the issue of the Securities or the consummation of the transactions contemplated by this Agreement or the Indenture, except such as have been made. All necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Ontario Securities Laws to permit the Securities to be issued, offered, sold and delivered pursuant to the U.S. Canadian Multi-Jurisdictional Disclosure System (“MJDS”); and no other consent, approval, authorization, license, order of, or filing, registration, or qualification by the Bank or any of its subsidiaries with, any governmental or regulatory body of Canada or the Province of Ontario under the federal laws of Canada or the laws of the Province of Ontario applicable thereon is necessary or required in connection with the due authorization, execution, delivery and performance by the Bank of this Agreement or the offering, issuance or sale of the Securities pursuant to MJDS, except such as have been obtained.

10. All necessary corporate action has been taken by the Bank to authorize the execution and delivery of the Canadian Prospectus and the filing thereof with the Reviewing Authority.

11. A receipt has been obtained from the Reviewing Authority in respect of the Canadian Base Prospectus. The Reviewing Authority has not revoked such receipt and no order suspending the distribution of the Securities has been issued by the Reviewing Authority and no proceeding for that purpose has been initiated or, to our knowledge, threatened by the Reviewing Authority.

12. Each of the Canadian Base Prospectus and the Canadian Prospectus, including the documents incorporated therein by reference (excluding the financial statements, other financial data included or incorporated therein or omitted therefrom, as to which such counsel need express no opinion) appears on its face, as of the date of each of the Canadian Base Prospectus and the Canadian Prospectus, to have been appropriately responsive in all material respects with the requirements, including the Shelf Procedures, of the Ontario Securities Laws as interpreted and applied by the Reviewing Authority, except in those respects for which exemptive relief has been obtained from the Reviewing Authority. This opinion will be subject to the qualification that Blake, Cassels & Graydon LLP will not be expressing any opinion as to whether the Canadian Prospectus constitutes full, true and plain disclosure.

13. The Bank is eligible to file a short form prospectus with the Reviewing Authority and use the Shelf Procedures in respect of the Securities in the Province of Ontario.

EXHIBIT A-1-2

14. The Canadian Prospectus has been filed with the Reviewing Authority in the manner and within the time period required by the Shelf Procedures.

15. The statements in the Registration Statement under Part II of the registration statement on Form F-9 under the heading “Indemnification”, insofar as such statements constitute statements of the laws of the Province of Ontario or the federal laws of Canada applicable therein or purport to summarize provisions of agreements or instruments, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

16. The form of global certificate representing the Securities to be delivered at the Time of Delivery has been approved by the Bank and, to the extent applicable, complies with the provisions of the Bank Act.

17. The statements in the Canadian Prospectus under the headings “Limitations on Enforcement of U.S. Laws Against CIBC, its Management and Others” and “Statutory Rights for Canadian Purchasers” insofar as such statements constitute statements of Canadian federal or Ontario law, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects.

18. The statements as to matters of the federal laws of Canada under the heading “Material Canadian Federal Income Tax Considerations” in the Canadian Prospectus are an accurate summary, in all material respects, of the principal Canadian federal income tax considerations generally applicable to a purchaser of the Securities pursuant to the Canadian Prospectus who is not resident in Canada, subject to the assumptions, limitations and qualifications set out therein.

19. All payments by the Bank pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada. No goods and services tax imposed under the federal laws of Canada or provincial taxes under the laws of the Province of Ontario will be payable by the Bank or collectable by the Underwriter in respect of the payment of the commissions as contemplated by this Agreement to the Underwriter that is not a resident of Canada, provided that any such commissions are in respect of services performed by the Underwriter wholly outside of Canada or the resale of Securities by the Underwriter to U.S. residents.

20. No stamp duty, documentary taxes or similar taxes are payable by the Bank under the federal laws of Canada or the laws of the Province of Ontario in connection with the creation, issuance, sale and delivery of the Securities to the Underwriter or the resale of Securities by the Underwriter to U.S. residents.

21. The submission by the Bank to the non-exclusive jurisdiction of the New York Courts in each of Section 16 of this Agreement and Section 1501 of the Indenture would be recognized and given effect by an Ontario Court as a valid submission to the New York Courts, provided that the provisions of this Agreement and the Indenture, as applicable, dealing with service of process on the Bank are duly complied with.

EXHIBIT A-1-3

22. The laws of the Province of Ontario permit an action to be brought in a court of competent jurisdiction in Ontario on any final and conclusive in personam judgment of a court of competent jurisdiction in New York (a “New York Court”) for a sum certain, obtained against the Bank with respect to a claim arising out of this Agreement, the Indenture or the Securities (a “New York Judgment”) without reconsideration of the merits provided that:

(a)	an action to enforce the New York Judgment must be commenced in an Ontario Court within any applicable limitation period;

(b)	an Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if such judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(c)	an Ontario Court will render judgment only in Canadian dollars; and

(d)	an action in an Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or laws affecting the enforcement of creditors’ rights generally;

further, an Ontario Court will not give such judgment if:

(i)	the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(ii)	the New York Judgment is for a claim which would be characterized as based directly or indirectly on foreign revenue, expropriatory, or penal, or other public law under Ontario Law;

(iii)	the enforcement of the New York Judgment is contrary to or inconsistent with public policy, as such term is interpreted under Ontario law (“Public Policy”) or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; or

(iv)	the New York Judgment has been satisfied or is void or voidable under New York Law.

23. In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of this Agreement, the Indenture or the Securities, an Ontario Court would apply the laws of State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in this Agreement and the Indenture, to all issues which under the laws of the Province of Ontario and the federal laws applicable in the Province of Ontario (“Ontario Law”) are to be determined in accordance with the chosen law of the contract, provided that:

EXHIBIT A-1-4

(a)	The parties’ choice of New York Law is bona fide and legal and is not contrary to Public Policy;

(b)	In any such proceeding, an Ontario Court:

(i)	will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(ii)	will apply Ontario Law to matters which would be characterized as procedural under Ontario Law;

(iii)	will apply provisions of Ontario Law that have overriding effect;

(iv)	will not apply any New York Law if its application would be contrary to Public Policy;

(v)	will not apply any New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law; and

(vi)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and

(c)	an Ontario Court has discretion to decline to hear an action if: (i) it is contrary to Public Policy; (ii) it is not the proper forum to hear such an action; or (iii) another action is properly pending before, or a decision has been rendered by, a foreign authority relating to the same cause of action.

EXHIBIT A-1-5

EXHIBIT A-2

FORM OF OPINION OF MAYER BROWN LLP

(To be delivered pursuant to Section 5(f)

of the Underwriting Agreement)

1. Assuming the Indenture has been duly authorized, executed and delivered by the Bank under the laws of the Province of Ontario and the federal laws of Canada applicable therein and is a valid and legally binding obligation of the Bank under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Indenture is the legal, valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law).

2. The Indenture has been duly qualified under the Trust Indenture Act.

3. Assuming the Securities have been duly authorized by the Bank under the laws of the Province of Ontario and the federal laws of Canada applicable therein and are valid and legally binding obligations of the Bank under the laws of the Province of Ontario and the federal laws of Canada applicable therein, and, when executed and authenticated in accordance with the provisions of the Indenture and paid for and delivered as provided in this Agreement, the Securities will be the legal, valid and binding obligations of the Bank, enforceable against the Bank in accordance with their terms (subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity regardless of whether enforceability is considered in a proceeding in equity or at law).

4. The execution and delivery by the Bank of, and the performance by the Bank of its obligations under, this Agreement, the Indenture and the Securities will not contravene any provision of any United States federal or New York State law, rule or regulation, in each case which, in our opinion, based on our experience, are normally applicable to transactions of the type contemplated by this Agreement, the Indenture or the Securities (“United States Applicable Laws”), except that we do not express any opinion in this paragraph with respect to state securities laws.

5. The Registration Statement, or any amendment thereto, as of its most recent effective date, and the Prospectus, or any supplement or amendment thereto, as of its date, in each case, other than the financial statements and notes thereto and the other financial data contained therein, as to which such counsel need express no opinion, and excluding the documents incorporated by reference therein, each appeared on its face to comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and

EXHIBIT A-2-1

regulations thereunder and the Trust Indenture Act and the rules and regulations thereunder, and the Form F-X, as of its date, appeared on its face to comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder applicable to such form.

6. Based upon our review of United States Applicable Laws, no consent, approval, authorization or order of, or qualification with, any United States federal or New York state governmental body or agency is required for the performance by the Bank of its obligations under this Agreement, the Indenture or the Securities, except for the registration of the Securities under the Securities Act, the qualification of the Indenture under the Trust Indenture Act and such as may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Securities.

7. The statements set forth in the Pricing Disclosure Package and the Prospectus under the captions “Description of the Notes” and “Description of Debt Securities,” insofar as such statements purport to summarize certain provisions of the Securities or the Indenture, fairly summarize the matters set forth therein in all material respects.

8. The discussion of tax matters set forth in the Pricing Disclosure Package and the Prospectus under the caption “Material U.S. Federal Income Tax Considerations,” insofar as such statements constitute a summary of the United States federal tax laws referred to therein as of such date and as of the date hereof, are accurate and fairly summarize in all material respects the United States federal tax laws referred to therein (subject to the qualifications and assumptions set forth in such discussion).

9. The Bank is not and, after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Pricing Disclosure Package and the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

10. Assuming this Agreement and the Indenture have been duly authorized, executed and delivered by the Bank under the laws of the Province of Ontario or the federal laws of Canada applicable therein and assuming the validity of such actions under the laws of the Province of Ontario or the federal laws of Canada applicable therein, under the laws of the State of New York relating to submission to jurisdiction, the Bank has, pursuant to Section 16 of this Agreement and Section 1501 of the Indenture, (i) validly submitted to the non-exclusive jurisdiction of the U.S. federal and New York State courts located in The City of New York in connection with any action or proceeding arising out of or related to this Agreement, the Indenture or the Securities or the transactions contemplated thereby and (ii) validly appointed an authorized agent for service of process pursuant to Section 16 of this Agreement and Section 1501 of the Indenture.

Such counsel shall also state that (i) a Notice of Effectiveness of the Commission indicates that the Registration Statement became effective on July 14, 2010; (ii) any required filings of the Prospectus pursuant to General Instruction II.K of Form F-9 have been made in the manner and within the time period required by such General Instruction; (iii) that, based solely on conversations with the Commission, no stop order suspending the effectiveness of the

EXHIBIT A-2-2

Registration Statement has been issued and no proceedings for the purpose have been instituted, are pending or, to our knowledge, are contemplated under the Securities Act; and (iv) that, based solely on inquiries of the Bank, the Bank is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Securities Act and the Bank is not the subject of a pending proceeding under Section 8A of the Securities Act in connection with the offering of the Securities.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of the Province of Ontario or the federal laws of Canada applicable therein to the extent they deem proper upon the opinion of Blake, Cassels & Graydon LLP referred to in Section 6(e) of this Agreement, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Bank and public officials and on the representations of the Bank as provided in this Agreement.

EXHIBIT A-2-3